UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 333-275242

Neo-Concept International Group Holdings Ltd
(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On May 29, 2024, Neo-Concept International Group Ltd (the “Company”) entered into an asset purchase agreement (the “Purchase Agreement”) with Neo-Concept (Holdings) Company Limited (“Neo-Concept (Holdings)”), a company under common control of Ms. Eva Yuk Yin Siu, the controlling shareholder of the Company.

Pursuant to the Purchase Agreement, the Company will acquire all rights and goodwill associated with certain intellectual properties from Neo-Concept (Holdings) for a consideration of US$1,978,308. Certain R&D employees of Neo-Concept (Holdings) will also be transferred to the Company upon the completion date of the Purchase Agreement.

The Purchase Agreement and the transaction contemplated thereunder was reviewed and approved by the audit committee of the Company, and the consideration was based on an independent valuation commissioned by the parties to the Purchase Agreement.

On May 29, 2024, the Company issued a press release (the “Press Release”) announcing the Purchase Agreement.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is filed as Exhibit 99.1 hereto and incorporated by reference herein. A copy of the Press Release is attached as Exhibit 99.2 to this Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Asset Purchase Agreement between Neo-Concept International Group Ltd and Neo-Concept (Holdings) Company Limited
99.2	Press Release, dated May 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Ltd

Date: May 29, 2024	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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